March 21, 2013

Via EDGAR

Era Anagnosti

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Anagnosti:

Re:  Enviro Cleanse, Inc. (the “Company”)
        Amendment No. 2 to Registration Statement on Form S-1
        Filed July 23, 2012
        File No. 333-182808

I am President and C.E.O. of the Company and am writing this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.It is unclear why you filed a pre-effective amendment to the registration statement which does not indicate the correct amendment number and it is dated more than two weeks prior to the March 15, 2013 filing date. Please note that the date of the prospectus should correspond with the approximate date of the proposed sale of securities to the public, and that an amendment to a pre-effective registration statement must be executed “before or at the time the filing is made.” Refer to Securities Act Rule 471(b). Please file a recently dated pre-effective amendment No.9. In addition, please re-file your acceleration request which should indicate the registration statement filing number (i.e., File No.333-182808) and, depending on the time of the filing of pre-effective amendment No.9, request acceleration of effectiveness for a date after March 19, 2013.

ANSWER: An Explanatory Note has been added to Amendment No. 9 of the S-1/A.

2.Please provide a currently dated consent from your auditors as an exhibit to the Form S- 1. Refer to Item 601(b)(23) of Regulation S-K.

ANSWER: A currently dated consent has been provided by our auditor.

Please contact us if you have any further questions.

Yours Truly,

ENVIRO CLEANSE INC.

Per: /s/ Mi Ok Cho

Mi Ok Cho

President & C.E.O.